July 21, 2005

Mr. William Bennett

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Stone Mountain Resources, Inc.
Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-123735

Dear Mr. Bennett:

We represent Stone Mountain Resources, Inc. (“Stone Mountain”). We are in receipt of your letter dated July 1, 2005 regarding the above referenced filing and the following are our responses:

General

1.

We reiterate our prior comment 2 continued in out letter dated May 4, 2005. In addition to the points expressed in that comment, we are of the view that your company’s disclosure describes the nature of and the definition of a blank check. See, for example, the disclosure in most of and especially the final paragraph of the seventh risk factor and the final sentence in the tenth risk factor.

Furthermore, we note the recent transactions involving Chubasco Resources Corp., with which Scott Young was the sole officer and director at the time of effectiveness of that SB-2 in February 2005, which has since become Relationserve Media as a result of a merger on June 10th of this month. Chubasco Resources claimed to be in “the business of mineral exploration....and not a blank check company as defined in Rule 419....”

For these reasons, it appears that your registration statement should be revised in accordance with the provisions of Rule 419 of Regulation C.

Answer:

The Company does not believe it is a blank check company and is subject to Rule 419 of Regulation C. Any disclosure describing the company as a blank check company has been removed or revised. Specifically the seventh risk factor has been deleted since acquisitions are not currently part of the Company’s plan of operations and the last sentence of the tenth risk factor has been deleted.

Please note that the Company and Peter Dodge, its President, were not aware that Chubasco Resources Corp. had filed an SB-2 and intended to trade on the OTC Bulletin Board. We also note that Mr. Young did not disclose that he was involved with Stone Mountain in his Chubasco filing. Based upon his involvement with Chubasco and his failure to fully advise the Company of same, Mr. Young agreed to tender his resignation as the Secretary and as a member of the Board of Directors of the Company and returned his 8,000,000 shares to treasury. A copy of the resignation and return of the shares is attached as an exhibit to the SB-2.

Summary Financial Data

2.	Please disclose the data of inception.

Answer:	The Summary Financial data has been revised to disclose the date of inception.

Management’s Discussion and Analysis

3.

In prior comment 15 dated May 4, 2005, we asked that you as a discussion that addresses the company’s liquidity as of the latest balance sheet date and include working capital requirements for the next 12 months and that you consider other significant working capital requirements, including the property option payments due beginning February 2006 and the earnings costs mandated by the Midas Agreement, and address how management expects to meet such obligations. Please provide this disclosure. In addition, we note that you have $3,836 in cash as of May 31, 2005 but that you still owe approximately $5,657 in offering expenses. Please advise from where these funds will come and reconcile the offering expenses of $12,500 on page 7 with the amount listed in Part II.

Answer:

This section has been revised to disclose that the Company does not have enough funds to pay the balance of the offering expenses, pay the property option payment or the earning costs mandated by the Midas agreement. This section discloses that the Company intends to pay these expenses thought debt or equity offerings. In addition, the offering expenses have been revised to reconcile with the offering expenses in Part II.

Description of Business

4.	We note the 2003 report by Dr. John Dorba. Please provide a more current report and supplementally provide the staff with a copy of it and the 2004 Fraser Institute study.

Answer:

The 2003 report is the most current report available. Here is the website for the report: http://www.nevadamining.org/economics/ reports/2002/2003_economic_overview.pdf. The 2004 report has not been published. The Fraser Institute study can be found at the following website: http://www.fraserinstitute.ca/admin/books/files/Mining04.pdf

5.	Delete as overly promotional your statement in the first paragraph that gold prices are predicted to trend upward over the next five years.

Answer:	This statement has been deleted.

Portfolio Approach

6.

Please define “junior capital markets” and disclose whether you intend to list on the TSX Venture Exchange. Substantiate the disclosure regarding funding for junior mining companies on the TSX Exchange between 2002 and 2004.

Answer:

This section has been revised to define “junior capital markets” and to disclose that the Company does not intend to list on the TSX Venture Exchange. Supplementally, the Company has provided substantiate regarding the disclosure for funding for junior mining companies on the TSX Exchange between 2002 and 2004.

CAB Claims

7.	Please provide the disclosure required under Guide 7(b)(4)(i) and (ii). See prior comment 23 dated May 24, 2005.

Answer:

This section has been revised to provide the disclosure required under Guide 7(b)(4)(i)(ii) by disclosing that the Company has the property has no known reserves and no part of the property had been placed into production.

8.	Please disclose how you propose to conduct mining work as it does not appear you have any employees or equipment. See prior comment 25 dated May 24, 2005.

Answer:	This section has been revised to disclose that the Company will contract with independent contractors for mining work when the Company has reached this stage in its development.

9.	Please update the dates for beginning and completing Phase I-III.

Answer:	The dates for beginning and completing Phase I-III have been updated.

10.	We note the disclosure on page 12 under Phase I that you acquired “the results of significant previous exploration programs.” Please elaborate.

Answer:	This sentence has been revised to clarify what was acquired.

Management

11.	Indicate the date of the “next annual meeting.”

Answer:	This section has been revised to disclose the next annual meeting date.

12.	We note the various companies listed under Mr. Dodge’s business description. Disclose the roles he served at each and the business of each.

Answer:	This section has been revised to disclosed the roles served at each company.

Available Information

13.	Update the Commission’s address: 100 F Street, NE, Washington DC 20549.

Answer:	The Commission’s address has been updated.

Experts

14.	We repeat our prior comment 39 in view of the information in Note 7 of the financial statements under Contracts and Agreements.

Answer:	This section has been amended to reflect the terms of our agreement with the Company as set forth in Note 7.

Part II

15.	Please confirm that the shares offered pursuant to Rule 506 were made to investors that the company either knew or reasonably believed to be sophisticated.

Answer:	This section has been revised to disclose that that the shares offered pursuant to Rule 506 were made to investors that the company either knew or reasonably believed to be sophisticated.

Signatures

16.	Please have your principal accounting officer sign in that capacity.

Answer:	The principal accounting officer has signed the amended SB-2 in that capacity.

Very truly yours,

ANSLOW & JACLIN,

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN